P.E. 7/31/02

02051847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1 - 15106

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 31, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date: July 31, 2002

By: *Luciana Bastos de Freitas Rachid*

Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

PETROBRAS

<u>**PETRÓLEO BRASILEIRO S.A. - PETROBRAS**</u>
Publicly-Traded Company

PRESS RELEASE

ISSUANCE OF NON-CONVERTIBLE DEBENTURES

Petróleo Brasileiro S.A. - Petrobras hereby announces that its Board of Directors, in accordance with the 1st paragraph of Article 59 of Law nr. 6.404/76, approved on July 26, 2002, the issuance by the Company of up to 750,000 (seven hundred and fifty thousand) non-convertible, book-entry debentures, without any guarantee or preference (the "Debentures"), face value of R$ 1,000 (one thousand Reais), in the aggregate principal amount of up to R$750,000,000 (seven hundred and fifty million Reais), to be distributed in a public offering in the Brazilian market. The term of the Debentures will be of 10 (ten) years. The net proceeds of the offering will be used for working capital and other corporate purposes, without specific destination to any project or refinancing.

The documentation requesting the registration of the public offering of the Debentures will be presented to the Brazilian Securities Commission (*Comissão de Valores Mobiliários – CVM*) within the following days.

Rio de Janeiro, July 31, 2002

Almir Guilherme Barbassa
Acting Chief Financial Officer and Investor Relations Officer